EXHIBIT 1

May 30, 2024

VIA FEDERAL EXPRESS

All Members of the Board of Directors of

Nuveen New York AMT-Free Quality Municipal Income Fund (NRK) and

Nuveen AMT-Free Quality Municipal Income Fund (NEA)

c/o William Siffermann, Manager of Fund Board Relations

Nuveen

333 West Wacker Drive

Chicago, Illinois 60606

Re:	Concerns regarding Nuveen New York AMT-Free Quality Municipal Income
Fund (NRK) and Nuveen AMT-Free Quality Municipal Income Fund (NEA)

Dear Board Members:

Karpus Management, Inc., d/b/a Karpus Investment Management, (“Karpus”, “we” or “our”) is the largest shareholder of each of Nuveen New York AMT-Free Quality Municipal Income Fund (“NRK”) and Nuveen AMT-Free Quality Municipal Income Fund (“NEA”) (NRK and NEA hereinafter collectively the “Funds”). This is evidenced by our Schedule 13D filings for the Funds which we have filed with the U.S. Securities and Exchange Commission. Karpus is not a hedge fund and manages all separately managed accounts – many of whom are individual investors who have entrusted their hard-earned savings with us to safeguard and invest.

We are writing this letter to the Boards of Directors of NRK and NEA (together, the “Board”) to express our disappointment with the funds’ performance and long term discount to net asset value (NAV). While many other fund companies have taken various steps to enhance shareholder value and narrow discounts, Nuveen has done little besides increasing the distribution of the fund by a small amount.

In contrast, other fund companies have implemented various measures to address the discount issue and reward their shareholders. The table below shows some examples of these measures, and how they compare to the actions taken on NRK and NEA.

Nuveen Funds	Other Fund Companies

• NRK increased its distribution. Current yield is 5.16%. • NEA increased its distribution. Current yield is 5.59%.	BlackRock: • $469 Million in share repurchases during 2023 which added $78 million to NAV returns.

(This column is intentionally left blank)

BlackRock (Cont):

•      $2 million in one-time waivers across the muni closed-end fund complex. Ongoing fee waiver on the levered assets if borrowing cost exceeds the income attributable to investments.

•      Increased distributions across muni funds, with levered funds (non-term trust) yielding 5.51% on average.

•      Increased payouts on BCAT and ECAT to 20% causing the funds’ discounts to narrow to 4.62% and 5.17% respectively.

•      Increased the distributions on BIGZ, BMEZ, and BSTZ to 12% causing the funds’ discounts to narrow.

•      For MUI, conditional 50% tender offer at 98% of NAV upon approval of a conversion to an unlisted interval closed-end fund. The interval fund would offer to tender for at least 5% of the outstanding shares at NAV on a quarterly basis.

•      A discount management program where several funds intend to conduct tender offers for 2.5% of the outstanding shares on a quarterly basis at 98% of NAV if the funds trade on average at wider than a 7.5% discount to NAV. The funds involved are MVF, BCAT, ECAT, BIGZ, BMEZ, BSTZ, BOE, BGR, BGY, CII, BDJ, BST, BME, BCX, and BUI.

Eaton Vance:

•      Increased distributions across the muni fund complex.

•      For EIM, a tender-offer for 20% of the outstanding shares of EIM at 98% of NAV.

•      Two 5% conditional tender offers at 98% of NAV over the next year if the fund trades on average at wider than a 7.5% discount.

Invesco:

•      Increased the distributions on most of the muni closed end funds to nearly 8%.

(This column is intentionally left blank)

Clearbridge:

•      CEM, EMO, and CTR will conduct tender offers for 50% of each funds outstanding shares at NAV.

Adams Funds:

•      ADX and PEO instituted an 8% managed distribution plan and ADX will conduct a tender offer for 10% of the outstanding shares at 98% of NAV.

Virtus:

•      ZTR conducted a 10% tender offer at 98% of NAV.

•      Two conditional 10% tender offers if the fund trades at an average discount of 12% for the first conditional and 10% for the second conditional.

DWS:

•      KTF raised the distribution to 7% and will liquidate on November 30, 2026.

•      KSM will liquidate on November 30, 2024.

Morgan Stanley:

•      CAF tendered for 20% of its shares at 98.5% of NAV.

As you can see, these fund companies are taking decisive actions to enhance shareholder value and narrow discounts, with Boards and fund managers that recognize what is in the best interests of shareholders, while Nuveen’s once proud franchise is lagging behind.

The "Asleep at the Wheel" approach is not working. We urge you to reconsider your strategy and adopt some of the measures that have proven to be effective in the industry. I look forward to hearing from you and seeing some positive changes soon.

Sincerely,

Daniel L. Lippincott, CFA®

President and Chief Investment Officer

cc: David Lamb (e-mail), Adam Finerman, Esq. (e-mail)